
Mail Stop 3561

May 5, 2016

Tommy E. Kee
Chief Financial Officer
Harrison Vickers and Waterman Inc.
712 U.S. Highway 1, Suite 200
North Palm Beach, FL 33408

> **Re:** **Harrison Vickers and Waterman Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 15, 2015**
> **Form 8-K**
> **Filed April 27, 2015**
> **Response Dated May 2, 2016**
> **File No. 333-162072**

Dear Mr. Kee:

We have reviewed your May 2, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2016 letter.

Form 10-K for the Fiscal Year Ended June 30, 2015

Note 1 – Organization and Operations, page F-7, and

Form 8-K filed April 27, 2015

1. We have read your response to comments 2 and 4 in your letter dated May 2, 2016 where you indicate you will account for the April 21, 2015 transaction with ABH as a reverse acquisition. Please note that it is the Company's responsibility to determine the correct financial statements to file under the federal securities laws. In this regard, please represent in your response letter whether you have sought council from your independent

auditor or other accounting expert as to the proper financial statements to be included in your filings under the Exchange Act.  Based on your representations in your response, we are unclear as to how you determined that ADI is the acquirer, please explain in detail.  If you continue to believe ADI is the acquirer, explain why you propose to present ABH's, as opposed to ADI's, financial statements in the amended Forms 8-K and 10-K.  In any event, a pro forma income statement(s) and balance sheet that reflect the acquisition of HVW should also be included in the amendment to your Form 8-K.  Pro forma financial statements should contain separate columns for the acquirer, HVW and any adjustments related to the acquisition of HVW.  Please note that adjustments to HVW should be explained via footnote.  Such audited and pro forma financial statements should be as of a date within the most recently completed fiscal period of the accounting acquirer at or prior to the acquisition date.   The pro forma financial statements should also describe the nature of "all expenditures associated with the financing" and how you and your auditor considered whether some or all of such expenditures represented acquisition-related costs of HVW as defined in ASC 805-10-25-23.  Lastly, your amended Form 10-K should contain audited financial statements for the fiscal year-end of the acquirer with the results of HVW included from the acquisition date.   Footnote disclosure should be comprehensive and explain your accounting for the acquisition along with all the applicable disclosure called for by ASC 805-10-50-2.  Please also note that all Form 10-Q's filed subsequent to the acquisition date will also need to be amended to reflect the acquisition of HVW.   We may have further substantial comment upon review of the amendments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: Roy G. Warren, Chief Executive Officer